

October 10, 2014

VIA E-mail
Mr. Brian Wuebbels
Executive Vice President and Chief Financial Officer
SunEdison, Inc.
501 Pearl Drive
St. Peters, MO 63376

      Re: SunEdison, Inc.
              Form 10-K for the year ended December 31, 2013
              Filed March 6, 2014
              File No. 001-13828

Dear Mr. Wuebbels:

      We have reviewed your response letter dated September 23, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Exhibit 13

Financial Condition, page 12

1.   We note your response to prior comment 2. If material to an understanding of your liquidity and financial condition in future periods, please revise your disclosures in future filings to discuss how "solar sales mix" impacted your net accounts receivable.

Form 8-K filed May 8, 2014

2.   We note your response to prior comment 5. Please expand your discussion in future filings to clarify that the non-GAAP adjustments include both positive and negative

adjustments to the GAAP figures and clearly describe the negative adjustments that are recorded.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief